Blue Water Acquisition Corp. II

15 E. Putnam Avenue, Suite 363

Greenwich, CT 06830

August 3, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Blue Water Acquisition Corp. II

Request for Withdrawal of Registration Statement on Form S-1

File No. 333-260342

Ladies and Gentlemen:

On October 19, 2021, Blue Water Acquisition Corp. II, a Delaware corporation (the “Company”), filed a Registration Statement on Form S-1 (File No. 333-260342) (together with the exhibits and supplements thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”). The Registration Statement was not declared effective and no securities have been issued or sold under the Registration Statement. Pursuant to Rule 477 under the Securities Act, the Company hereby withdraws the Registration Statement.

Please feel free to contact Jessica Yuan, Esq., legal counsel to the Company, at 212-370-1300 if you have any questions. Thank you for your assistance with this matter.

Sincerely,

Blue Water Acquisition Corp. II

By:	/s/ Joseph Hernandez
Joseph Hernandez
Chief Executive Officer